Sub-Item 77K:  Changes in registrant’s certifying accountant

On August 17, 2005, the Henssler Fund, Inc. (the “Fund”) Audit Committee and Board of Directors selected Cohen McCurdy, Ltd. (“Cohen”) to replace Tait, Weller & Baker (“Tait”) as the Fund’s auditors for the fiscal year ending April 30, 2006.

On January 12, 2006, upon receipt of notice that Cohen was selected as the Fund’s auditor, Tait resigned as independent auditors for the Fund.  Tait’s report on the financial statements for the fiscal years ended April 30, 2004 and April 30, 2005, contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles.  During the fiscal years stated above, there were no disagreements with Tait on any matter of accounting principal or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Tait would have cause the Advisor to make reference to the subject matter of the disagreements in connection with its reports on the Fund’s financial statements for such periods.

Neither the Fund nor any one on its behalf consulted with Tait on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund’s financial statements or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation C-K) or a reportable event (as described in paragraph (a)(1)(v) of said Item 304).